July 2, 2009
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:     Kathleen Collins, Division of Corporation Finance

Re:	ACI Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed on March 4, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed on May 8, 2009
File No. 000-25346
Ladies and Gentlemen:
The following sets forth the responses of ACI Worldwide, Inc. (the “Company”) to the comments included in your letter dated June 24, 2009 with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.
Form 10-K for the year ended December 31, 2008
Item 9A. Controls and Procedures, page 55
1.
We note your response to our prior comment 3 and your explanation as to why the Company believes that the material weakness identified in the Asia Pacific region was not indicative of material weaknesses in the Company’s other regions (i.e. the Americas and EMEA). However, it is still unclear how, given the nature of the weaknesses identified in the Company’s Asia Pacific region, you concluded that such weaknesses impacted only the Company’s revenue recognition and how you determined that there was not at least a reasonable possibility that a material misstatement to other areas of the Company’s financial statements (within this region) would not be prevented or detected in a timely manner. By “other areas of the Company’s financial statements” we are referring to other areas of accounting and not other regions in which the Company conducts its business.

Securities and Exchange Commission
July 2, 2009

Response: The primary cause of the weakness identified in the Company’s Asia Pacific region was inaccurate information provided by the services implementation department to accounting regarding the status of a complex project. This resulted in the recognition of service and licensing revenue and related costs that should have been deferred until additional project milestones were achieved. The inaccurate information transfer was due to the lack of regional service implementation knowledge and regional senior management oversight as well as informal communication processes between Asia Pacific services implementation personnel and revenue accounting. Other areas of accounting and the accuracy of other areas of the Company’s financial statements are not impacted by these issues. Key controls over other areas of accounting were tested and found to be operating and effective. As a result, the Company concluded that the likelihood of a material weakness in other areas of accounting and other areas of the Company’s financial statements was less than reasonably possible.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 69
2.
We note your response to our prior comment 9 where you indicate that consistent pricing means that substantially all of the identified separate sales fall within a reasonable range of prices. Please tell us in quantified terms what you mean by “substantially all” and what the Company considers to be a “reasonable range of prices” for both modification and installation services.

Response: As used in our response to prior comment 9, the terms “substantially all” and a “reasonable range of prices” are defined to mean that an amount approaching 80% (“substantially all”) of the population of identified separate sales are not more than 15% from the median price in the identified range of transactions (“reasonable range of prices”).
Our response to prior comment 9 would therefore be revised to read:
“Consistent pricing is used to mean that an amount approaching 80% of identified separate sales are not more than 15% from the median price in the identified range of transactions.”

Securities and Exchange Commission
July 2, 2009

Form 10-Q for the Quarter Ended March 31, 2009
Item 4. Controls and Procedures, page 37
3.
We note your response to our prior Comment 13 where you indicate that the Company’s CEO and CFO concluded that your disclosure controls and procedures were not effective as of March 31, 2009. Please amend the March 31, 2009 Form 10-Q to clearly indicate your officer’s conclusions as to the effectiveness of the Company’s disclosures controls and procedures pursuant to Item 307 of Regulation S-K.

Response: We respectively advise the Staff that the Company has amended its March 31, 2009 Form 10-Q, filed on July 2, 2009. The following sentence was added to the end of the first paragraph of Item 4:

“Based upon this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective as of that date.”
* * * *
In connection with the above-referenced filings, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.

Securities and Exchange Commission
July 2, 2009

Thank you in advance for your cooperation in these matters.
Very truly yours,
/s/ Scott W. Behrens
Scott W. Behrens
Senior Vice President, Chief Financial Officer,
Corporate Controller and Chief Accounting Officer
Enclosures

cc:	Phillip G. Heasley, ACI Worldwide, Inc. Dennis P, Byrnes, ACI Worldwide, Inc. Robert A. Profusek, Jones Day Meredith L. Deutsch, Jones Day